C&J Energy Services, Inc.

3990 Rogerdale Road

Houston, Texas 77042

March 16, 2017

By EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:     C&J Energy Services, Inc.

  Registration Statement on Form S-3

  Filed March 7, 2017

  File No. 333-216515

Dear Mr. Schwall:

On behalf of C&J Energy Services, Inc. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 5:00 p.m., Washington, D.C. time, on March 20, 2017, or as soon thereafter as practicable.

Should the Commission have any questions or comments, please call Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

                         Very truly yours,

C&J ENERGY SERVICES, INC.

By:	/s/ Danielle Hunter
Name:	Danielle Hunter
Title:	Executive Vice President, General Counsel, Chief Risk and Compliance Officer and Corporate Secretary

Signature Page to Acceleration Request